Exhibit 99.1

News release

Biofrontera AG: Conference call to discuss third quarter 2021 financial results to be held on November 18, 2021

Leverkusen, Germany, November 09, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, will be releasing its financial results for the first nine months ended September 30, 2021 on Wednesday, November 17, 2021.

Conference calls for shareholders and interested investors will be held on Thursday, November 18, 2021, at the following times:

In German, November 18, 2021 at 10:00 am CET (4:00 am ET)

Dial-in number Germany: +49 69201744220

Conference code: 35058739#

In English, November 18, 2021 at 2:00 pm CET (8:00 am ET)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 22567919#

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

-End-

Biofrontera AG

Anke zur Mühlen, Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.